CUSIP No.	521050104	13G	Page	8	of	8
EXHIBIT 99.1
September 22, 2008
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, Highview Capital Management, LLC and Jeffrey Scott Wallace each hereby agree to the joint filing of this statement on Schedule 13G (including any and all amendments hereto). In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G. A copy of this Agreement shall be attached as an exhibit to the Statement on Schedule 13G filed on behalf of each of the parties hereto, to which this Agreement relates.
This Agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.
Highview Capital Management, LLC
By: /s/ Jeffrey Scott Wallace
Name: Jeffrey Scott Wallace
Its: Managing Member of Highview
      Capital Management, LLC
/s/ Jeffrey Scott Wallace
Name: Jeffrey Scott Wallace